

August 31, 2022

Peter Altabef
Chair and Chief Executive Officer
Unisys Corporation
801 Lakeview Drive
Blue Bell, Pennsylvania 19422

      Re: Unisys Corporation
         Form 10-K for the fiscal year ended December 31, 2021
         Filed February 22, 2022
         Form 8-K furnished August 3, 2022
         File No. 001-08729

Dear Mr. Altabef:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2021

Consolidated Financial Statements
Note 1 - Summary of significant accounting policies
Revenue recognition, page 42

1.   We note your disclosure that managed services, application management, business process outsourcing and other cloud-based services arrangements, generally consist of a single performance obligation comprised of services that are substantially the same, have the same pattern of transfer but that the promise to transfer the individual services is not separately identifiable from other promises in the contracts and, therefore, is not distinct. This differs from your prior disclosures and your responses to comments 3 and 5 of your letter dated April 18, 2019 which appear to indicate that these services were distinct and that you were applying the series guidance. Supplementally explain what has changed, why the series guidance is no longer applied and tell us what accounting guidance you

have applied when determining these services are not distinct and should be combined into one performance obligation.

2. Further explain how you generate revenues from application management services (i.e., nature of services provided and the material terms of the contracts with your customers) and how the criteria of ASC 606 is applied. Refer to ASC 606-10-25-14 through 25-22.

Note 8 - Income taxes, page 52

3. You disclose on page 22 that the change in income taxes from fiscal 2020 to 2021 is primarily due to a $51.5 million benefit related to the pension plan settlement losses. However, based on the reconciliation of your effective tax rate on page 52, there appears to be other factors that contributed to the change in your tax provision (benefit) during this period. Please revise to include a quantitative discussion in your MD&A of each of the factors that contributed significantly to your tax provision (benefit) and discuss any material items that are not expected to impact your effective tax rate in the future. Refer to Item 303 of Regulation S-K. In addition, revise your footnote disclosures to include a discussion of any significant reconciling items as well as to provide additional insight into the offsetting items that effected the valuation allowance as noted on page 53.

Note 21 - Segment information, page 76

4. We note that a significant amount of the company's revenue is derived from international operations. Tell us whether any individual foreign county included within the "other foreign" revenue category is material and how you considered the guidance in ASC 280-10-50-41(a) to disclose those revenues.

Note 22 - Remaining performance obligations, page 79

5. We note your disclosure here and on page 23 of your Form 10-Q for the quarterly period ended June 30, 2022. Please revise to disclose in what periods you expect to recognize the additional remaining performance obligations and how your current disclosures reflect the appropriate time bands for your arrangements. In this regard, we note that you only disclose here the amount to be recognized in 2022 and in the Form 10-Q you only disclose amounts to be recognized in 2022 and 2023. Refer to ASC 606-10-50-13(b).

Form 8-K furnished August 3, 2022

2022 Financial Guidance, page 3

6. Please revise to include a quantitative reconciliation of your FY 2022 financial guidance non-GAAP measures to the most directly comparable GAAP measures, or include a statement that such reconciliation is not practicable without unreasonable effort. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Christine Dietz, Senior Staff Accountant at 202-551-3408 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Technology